EXHIBIT 12.1

R.J. REYNOLDS TOBACCO HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES/DEFICIENCY IN THE
COVERAGE OF FIXED CHARGES BY EARNINGS BEFORE FIXED CHARGES
(Dollars in Millions)
(Unaudited)

	For the Nine
	Months Ended	For the Years Ended December 31,
	September 30,
	2003	2002	2001	2000	1999

Earnings before fixed charges:
Income (loss) from continuing operations before income taxes	$(3,431)	$683	$892	$748	$510
Addback: Loss on equity investment	3	—	—	—	—

	(3,428)	683	892	748	510
Interest and debt expense	90	147	150	168	268
Interest portion of rental expense	10	15	14	15	15

Earnings (loss) before fixed charges	$(3,328)	$845	$1,056	$931	$793

Fixed charges:
Interest and debt expense	$90	$147	$150	$168	$268
Interest portion of rental expense	10	15	14	15	15

Total fixed charges	$100	$162	$164	$183	$283

Ratio of earnings to fixed charges	—	5.2	6.4	5.1	2.8

Deficiency in the coverage of fixed charges by earnings before fixed charges	$(3,428)	$—	$—	$—	$—